Exhibit 9

Mill Road Capital, L.P. 382 Greenwich Avenue, Suite One Greenwich, CT 06830	Lane Five Capital Management, LP 1122 Kenilworth Drive, Suite 313 Towson, MD 21204

March 8, 2013

VIA FEDEX

Nominating and Corporate Governance Committee

Learning Tree International, Inc.

1805 Library Street

Reston, Virginia 20190

Attn: Charles R. Waldron, Secretary

Re:	Proposal for Candidates for Election as Directors at the 2013 Annual Meeting of
Stockholders of Learning Tree International, Inc. (the “Company”)

Gentlemen:

Pursuant to the statement contained in Item 8.01 of the Company’s Current Report on Form 8-K dated February 27, 2013 (the “Form 8-K”), Mill Road Capital, L.P., a Delaware limited partnership (“Mill Road”), and Lane Five Capital Management LP, a Delaware limited partnership (“Lane Five” and, together with Mill Road, the “Stockholders”), hereby submit for your consideration two candidates for nomination for election to the Board of Directors of the Company (the “Board”) at the 2013 Annual Meeting of Stockholders of the Company, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”). This letter, including the attachments hereto, is referred to as the “Proposal.” The persons the Stockholders propose for nomination for election to the Board as Class II directors at the Annual Meeting are Lisa O’Dell Rapuano and Stephen Quattrociocchi (each a “Candidate” and collectively, the “Candidates”). Attached hereto as Exhibits A and B, respectively, are the current curriculum vitaes for Ms. Rapuano and Mr. Quattrociocchi.

Ms. Rapuano is the Founder, Chief Executive Officer, and Portfolio Manager of Lane Five Capital Management, a fundamental, long-term oriented investment fund and a significant, long-term stockholder of the Company. Ms. Rapuano is also a Director and member of both the Nominating and Compensation Committees of Ambassadors Group, Inc., a publicly-listed, educational company that organizes and promotes travel programs for students and professionals worldwide. Ms. Rapuano’s depth of experience in evaluating companies from a financial, operational, capital allocation, and strategic perspective and her experience as a public company director will enable her to provide effective oversight of the Company. Additionally, her status as manager of Lane Five gives her particular insight as a representative of the stockholders.

Mr. Quattrociocchi has spent his career in the education industry. Most recently, Mr. Quattrociocchi was President and COO of the 30,000 student Online Division of Corinthian Colleges Inc., a post-secondary education company. Prior to his five years at Corinthian he spent 20 years at The Princeton Review, Inc., which provides in-person, online, and print education products and services for the high school (SAT) and post-secondary (GMAT, LSAT, MCAT, etc.) markets. He served as Executive Vice President and General Manager of the Test Preparation Services Division. Mr. Quattrociocchi has extensive operational experience including expertise in designing and delivering effective instruction, customer acquisition, classroom loading, as well as online learning. His combined experience at Corinthian Colleges and The Princeton Review will enable him to provide strategic guidance and effective oversight to the Company.

In furtherance of the Proposal, the undersigned hereby set forth the following:

(a)	The stockholders making this Proposal are Mill Road Capital, L.P. and Lane Five Capital Management LP.

(b)	Mill Road Capital, L.P. is the beneficial owner of 1,315,549 shares of Common Stock, par value $.0001 per share, of the Company (the “Common Stock), of which 831,771 shares are subject to Mill Road Capital, L.P.’s sole voting power and sole dispositive power. Mill Road Capital, L.P.’s address is 382 Greenwich Avenue, Suite One, Greenwich, Connecticut 06830.

(c)	Lane Five Capital Management LP is the beneficial owner of 1,315,549 shares of Common Stock, of which 483,778 shares are subject to Lane Five Capital Management LP’s sole voting power and sole dispositive power. Lane Five Capital Management LP’s address is 1122 Kenilworth Drive, Suite 313, Towson, Maryland 21204.

(d)	A copy of the Stockholders’ joint statement on Schedule 13D in respect of the Common Stock, as amended is attached hereto as Exhibit C.

(e)	Each Candidate has consented in writing to being nominated for election to the Board and to serving as a director of the Company if elected.

The Stockholders expect that each Candidate will furnish such other information as the Company may reasonably require to determine the eligibility and suitability of such Candidate to serve as a director of the Company (without, in each case, conceding the validity of any such requirement or request for additional information). If either of the Candidates is selected by the Company as a nominee for election as a director, upon request of the Board, that Candidate will furnish to the Secretary of the Company such information regarding himself or herself as is required to be set forth in any proxy materials to be furnished to stockholders in accordance with the relevant regulations promulgated by the SEC.

Representatives of the Stockholders would be pleased to meet with the members of the Nominating and Corporate Governance Committee or the full Board, either in person or telephonically, to discuss the proposed nomination of the Candidates for election to the Board. Additionally, the Stockholders would be pleased to facilitate meetings between the Board and either or both of the Candidates for purposes of determining their suitability as nominees for election to the Board.

In the event that the Company does not nominate the Candidates for election to the Board at the Annual Meeting, the Stockholders reserve the right to attend the Annual Meeting in person or by proxy to, among other things, directly nominate the Candidates, or any other suitable person, for election as directors. The Stockholders also reserve the right to give further notice of additional business or nominations to be conducted or made at the Annual Meeting or other meeting of the Company’s stockholders, or to revise the proposed nominations described herein.

We look forward to your prompt reply. Please address any correspondence or questions to Mill Road Capital, L.P., Attention: Justin Jacobs, telephone (203) 987-3505, facsimile (203) 621-3280 (with a copy to Mill Road’s counsel, Foley Hoag LLP, Seaport West, 155 Seaport Blvd., Boston, MA 02210, Attention: Peter M. Rosenblum, Esq., telephone (617) 832-1151, and Paul Bork, telephone (617) 832-1113, facsimile (617) 832-7000)) and Lane Five Capital Management LP, Attention: Lisa Rapuano, telephone (443) 921-2061, facsimile (443)-921-2098 (with a copy to Lane Five’s counsel, Sadis & Goldberg 551 Fifth Avenue, 21st Floor, New York, NY 10176. Attention: Dan Viola, telephone 212-573-8038, facsimile (212) 947-3796.)

Very truly yours,

Mill Road Capital, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director and Chairman

Lane Five Capital Management LP

By:	Lane Five Capital Management LLC,
its General Partner

By:	/s/ Lisa O’Dell Rapuano
Lisa O’Dell Rapuano
Managing Member